Exhibit 99.1

NEWS RELEASE

YAMANA PROVIDES NOTICE OF SECOND QUARTER FINANCIAL RESULTS

TORONTO, ONTARIO, July 12 , 2011 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced that its second quarter 2011 results will be released after market close on August 3, 2011 followed by a conference call and webcast on August 4, 2011 at 11:00 a.m. ET.

Q2 Conference Call Information:

Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q2 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 80669630#
Replay Call:	416-849-0833, Passcode 80669630#

The conference call replay will be available from 2:45 p.m. ET on August 4, 2011 until 11:59 p.m. ET on August 18, 2011.
Via Webcast:
Live Audio & Webcast:	www.yamana.com

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-945-7362 1-888-809-0925 Email: lisa.doddridge@yamana.com	Linda Armstrong Director, Investor Relations 416-945-7357 1-888-809-0925 Email: linda.armstrong@yamana.com www.yamana.com